**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 2, 2019**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Avis Budget Group, Inc.**

**File No. 1-10308 – CF#37493**

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Avis Budget Group, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to multiple forms listed below.

Based on representations by Avis Budget Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted Through |
|---------|---------|----------|----------------------------------------|
| 10.2 | 8-K | March 11, 2013 | July 20, 2023 |
| 10.3 | 8-K | March 11, 2013 | July 20, 2023 |
| 10.4 | 8-K | March 11, 2013 | July 20, 2023 |
| 10.11 | 8-K | March 11, 2013 | July 20, 2023 |
| 10.12 | 8-K | March 11, 2013 | July 20, 2023 |
| 10.4 | 10-Q | August 5, 2014 | July 20, 2023 |
| 10.5 | 10-Q | August 5, 2014 | July 20. 2023 |
| 10.9 | 10-Q | August 5, 2014 | July 20, 2023 |
| 10.1 | 8-K | December 19, 2014 | July 20, 2023 |
| 10.1 | 8-K | April 22, 2015 | July 20, 2023 |
| 10.1 | 8-K | April 21, 2016 | July 20, 2023 |
| 10.6 | 8-K | April 21, 2016 | July 20, 2023 |
| 10.1 | 8-K | May 22, 2017 | July 20, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary